$700 $800 $900 $1,000 $1,100 $1,200 $1,300 -30% -20% -10% 0% 10% 20% 30% Payment at Maturity Index Return The Underlying Index The Notes Preliminary Terms This summary of terms is not complete and should be read with the pricing supplement below Issuer: Citigroup Global Markets Holdings Inc. Guarantor: Citigroup Inc. Underlying index: Citi Dynamic Asset Selector 5 Excess Return Index (ticker: “CIISDA5N”) Pricing date: December 19, 2019 Valuation date: December 19, 2022 Maturity date: December 22, 2022 CUSIP / ISIN: 17327TMF0 / US17327TMF02 Initial index level: The closing level of the underlying index on the pricing date Final index level : The closing level of the underlying index on the valuation date Index return: (Final index level - initial index level) / initial index level Upside participation rate: 100% to 125%* Payment at Maturity: For each note you hold at maturity, the $1,000 stated principal amount plus the note return amount, which will be either zero or positive Note return amount: • If the final index level is greater than the initial index level : $1,000 × the index return × upside participation rate • If the final index level is less than or equal to the initial index level: $0 All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. Stated principal amount: $1,000 per security Pricing Supplement: Preliminary Pricing Supplement dated November 22, 2019 * The actual upside participation rate will be determined on the pricing date. ** The hypotheticals assume that the upside participation rate will be set at the lowest value indicated in this offering summary. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. 3 Year Market - Linked Notes Linked to CIISDA5N Hypothetical Payment at Maturity** B A Hypothetical Index Return Hypothetical Note Return Hypothetical Payment at Maturity B 100.00% 100.00% $2,000.00 75.00% 75.00% $1,750.00 50.00% 50.00% $1,500.00 10.00% 10.00% $1,100.00 5.00% 5.00% $1,050.00 A 0.00% 0.00% $1,000.00 - 10.00% 0.00% $1,000.00 - 20.00% 0.00% $1,000.00 - 30.00% 0.00% $1,000.00 - 40.00% 0.00% $1,000.00 - 50.00% 0.00% $1,000.00 - 100.00% 0.00% $1,000.00

# Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

## Key Features of the Index

- Created by Citigroup Global Markets Limited and launched on June 13, 2016.
- Tracks the hypothetical performance of a rules-based investment methodology that, on each Index Business Day, seeks to identify current U.S. equity market conditions as falling within one of four possible "Market Regimes" based on trend and volatility Signals. Depending on the identified Market Regime, Index exposure is allocated to one of three possible hypothetical investment "Portfolios", each consisting of varying degrees of exposure to the following two "Constituents":

| Constituent | Underlying Futures Contract | Reference Asset |
|---|---|---|
| S&P 500 Futures Excess Return Index ("U.S. Equity Futures Constituent") | E-mini S&P 500 Futures | S&P 500 Index |
| S&P 10-Year U.S. Treasury Note Futures Excess Return Index ("U.S. Treasury Futures Constituent") | 10-Year U.S. Treasury Note Futures | 10-Year U.S. Treasury Notes |

- Each Constituent tracks a hypothetical investment, rolled quarterly, in the nearest-to-expiration futures contract on the Reference Asset indicated in the table above.
- The Index relies on backward-looking trend and volatility Signals to determine which Market Regime is currently in effect and, in turn, which Portfolio to track until there is a change in the Market Regime (the Portfolio tracked at any time referred to as the "Selected Portfolio").
- On each Index Business Day, the Index calculates:
  - **Trend Signal**: The trend of the performance of the U.S. Equity Futures Constituent over a look-back period of 21 Index Business Days (approximately one month), measured by a linear regression methodology. The Trend Signal will be either "upward" or "downward".
  - **Volatility Signal**: The realized volatility of the U.S. Equity Futures Constituent over a lookback period of 63 Index Business Days (approximately three months).
- The following table indicates the Market Regime that will be identified for each possible combination of Signals and, for each Market Regime, the corresponding Portfolio that will be selected as the Selected Portfolio to be tracked until the next change in Market Regime.

| Signals | Market Regime | Selected Portfolio |
|---|---|---|
| Trend Signal: Upward<br>Volatility Signal: ≤ 15% | Stable-Trending Up | Equity-Focused Portfolio<br>➢ U.S. Equity Futures Constituent: 66.66%<br>➢ U.S. Treasury Futures Constituent: 33.33% |
| Trend Signal: Upward<br>Volatility Signal: > 15% | Unstable-Trending Up | Intermediate Portfolio<br>➢ U.S. Equity Futures Constituent: 33.33%<br>➢ U.S. Treasury Futures Constituent: 66.66% |
| Trend Signal: Downward<br>Volatility Signal: ≤ 15% | Stable-Trending Down | |
| Trend Signal: Downward<br>Volatility Signal: > 15% | Unstable-Trending Down | Treasury Portfolio<br>➢ U.S. Equity Futures Constituent: 0.00%<br>➢ U.S. Treasury Futures Constituent: 100.00% |

- If the Trend Signal fails to meet a test of statistical significance, then a change in Market Regime will not occur and the Selected Portfolio will not change, even if the Signals otherwise call for a change.
- Index fee of 0.85% per annum is deducted daily from Index performance.
- "Volatility target" feature may reduce Index exposure to Selected Portfolio if and as necessary to maintain a 21-day realized volatility ≤ 5%. If the Index exposure to the Selected Portfolio is less than 100%, the difference will be hypothetically allocated to cash (accruing no interest).

## Selected Risk Considerations

- You may not receive any return on your investment in the notes. You will receive a positive return on your investment in the notes only if the underlying index appreciates from the initial index level to the final index level. If the final index level of the underlying index is less than the initial index level, you will receive only the stated principal amount for each note you hold at maturity.
- The notes do not pay interest.
- Your payment at maturity depends on the closing level of the underlying index on a single day.
- The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.
- Sale of the notes prior to maturity may result in a loss of principal.
- The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
- The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement.
- The value of the notes prior to maturity will fluctuate based on many unpredictable factors.
- The issuer and its affiliates may have conflicts of interest with you.
- The Index is a trend-following index and is subject to the limitations inherent in all trend-following methodologies, including the fact that past performance is no guarantee of future performance. Furthermore, the Index's trend-following methodology may be unsuccessful even if past trends do prove to be indicative of future performance, because the Trend Signal may not accurately capture the trend or the Index may not change its Selected Portfolio quickly enough in response to changes in the Market Regime.
- Each Constituent is a futures-based index and is therefore expected to reflect the implicit cost of a financed position in its Reference Asset. This implicit financing cost will adversely affect the level of each Constituent and cause each Constituent to underperform its Reference Asset. Any increase in market interest rates will be expected to increase this implicit financing cost and will further adversely affect the performance of the Constituents and, therefore, the performance of the Index.
- The Index rules limit the exposure the Index may have to the U.S. Equity Futures Constituent and, as a result, the Index is likely to significantly underperform equities in rising equity markets.
- The Index will have significant exposure to the U.S. Treasury Futures Constituent, which has limited return potential and significant downside potential, particularly in times of rising interest rates.
- The volatility-targeting feature significantly reduces the potential for Index gains. At any time when the Index has less than 100% exposure to the Selected Portfolio, the Index will participate in only a limited degree of the performance of the Selected Portfolio.
- The Index's allocation methodology may not be successful if the U.S. Equity Futures Constituent and the U.S. Treasury Futures Constituent decline at the same time.
- The Index may fail to maintain its volatility target. Because there is a time lag inherent in the Index's volatility targeting feature, the Index may retain significant exposure to the U.S. Equity Futures Constituent long after a period of heightened volatility has begun, which may result in significant Index declines.
- The performance of the Index will be reduced by an index fee.
- The Index was launched on June 13, 2016 and, therefore, has a limited performance history.
- The Index follows fixed rules and will not be actively managed.

**The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and index supplement for a more complete description of risks relating to the notes.**

Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 224495 and 333 - 224495 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.